UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052206

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052206

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	31,191,035
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	31,191,035

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,191,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	67.0%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	31,191,035
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	31,191,035

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,191,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	67.0%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 15 (this “Amendment No. 15”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 15 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4 and 5 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 15 is incorporated herein by reference.

Item 4. Purpose of Transaction

In connection with the 2015 Rights Offering, the Issuer and Kien Huat entered into a standby purchase agreement (the “2015 Standby Purchase Agreement”). Under the terms of the 2015 Standby Purchase Agreement, Kien Huat agreed to exercise in full its basic subscription rights granted in the 2015 Rights Offering and, in addition, agreed to exercise all rights not otherwise exercised by the other holders in the 2015 Rights Offering in an aggregate amount not to exceed $50,000,000.

On February 6, 2015, in accordance with the 2015 Standby Purchase Agreement, Kien Huat purchased 2,667,165 additional shares of Common Stock representing those rights not exercised by other holders. Kien Huat paid the Issuer a total of $18,936,871.50 in connection with such exercise, and, in accordance with the 2015 Standby Purchase Agreement, the Issuer agreed to pay Kien Huat a fee of $250,000 and to reimburse Kien Huat for $40,000 of out-of-pocket fees and expenses incurred in connection with the transactions.

Item 5. Interest in Securities of the Issuer

(a-b) As of the date hereof, including the 2,667,165 shares of Common Stock purchased as described above, the Reporting Persons may be deemed to share beneficial ownership of 31,191,035 shares of Common Stock, representing approximately 67.0% of the outstanding Common Stock (based on 39,506,424 shares of Common Stock reported to be outstanding as of the close of business on January 2, 2015, by the Issuer in its prospectus supplement filed on January 5, 2015, plus the 4,321,798 additional shares purchased by Kien Huat pursuant to the 2015 Rights Offering, the 53,291 shares purchased by other shareholders in that offering and the 2,667,165 shares purchased by Kien Huat on February 6, 2015 as described above).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2015

Kien Huat Realty III Limited

By:	/s/ Gerard Lim
Name: Gerard Lim
Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.
Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).
Exhibit 3

Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4

Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5

Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6

Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7

Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).